UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No.1)


FIRST CAPITAL, INC.
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)


31942S104
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   Rule 13d-1(b)
X  Rule 13d-1(c)
   Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.	Name of Reporting Persons
	I.R.S. Identification Nos. of above persons (entities only):

	DOUGLAS T. BREEDEN


2.	Check the Appropriate Box if a Member of a Group*
	(a)
	(b)


3.	SEC Use Only


4.	Citizenship or Place of Organization

	UNITED STATES OF AMERICA


Number of	    5.  Sole Voting Power      216,372
Shares
Beneficially    6.  Shared Voting Power	     -0-
Owned by
Each		    7.  Sole Dispositive
Reporting           Power			 216,372
Person With     8.  Shared Dispositive
                    Power		           -0-


9.  Aggregate Amount Beneficially
    Owned by Each Reporting Person         216,372


10. Check if the Aggregate Amount in
    Row (9) Excludes Certain Shares*


11. Percent of Class Represented by
    Amount in Row 9			         8.51%


12. Type of Reporting Person		           IN


Item 1 (a)	Name of Issuer:

		FIRST CAPITAL, INC.

Item 1 (b).	Address of the Issuer's Principal
            Executive Offices:

		220 FEDERAL DRIVE NW
		CORYDON, IN 47112

Item 2 (a).	Name of Person(s) Filing:

		DOUGLAS T. BREEDEN

Item 2 (b).	Address of Principal Business
            Office, or, if None, Residence:

		SMITH BREEDEN ASSOCIATES, INC.
		100 EUROPA DRIVE, SUITE 200
     	      CHAPEL HILL, NC 27517

Item 2 (c).	Citizenship:

            USA

Item 2 (d).	Title of Class of Securities:

		COMMON STOCK


Item 2 (e).	CUSIP Number:
		31942S104


Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

(a).	Broker or dealer registered under Section 15 of the Exchange Act.
(b).	Bank as defined in Section 3 (a) (6) of the Exchange Act.
(c).	Insurance company as defined in Section 3  (a) (19) of the Exchange
      Act.
(d).	Investment company registered under Section 8 of the Investment Company
      Act.
(e).	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);
(f).	An employee benefit plan, or endowment fund in accordance with Rule
      13d-1 (b) (1) (ii) (F),
(g).	A parent holding company or control person in accordance with Rule
      13d-1 (b) (ii) (G);
(h).	A savings association as defined in Section 3(b) of the Federal
      Deposit Insurance Act;
(i) A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act;
(j)   Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1 (c), check this box.     X


Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a).  Amount beneficially owned: (See Exhibit A attached hereto) 216,372

(b).	Percent of class:  8.51%

(c).	Number of shares as to which such person has:

     (i)     Sole power to vote or to direct the vote: 216,372

     (ii).   Shared power to vote or to direct the vote: -0-

     (iii).  Sole power to dispose or to direct the disposition of: 216,372

     (iv).   Shared power to dispose or to direct the disposition of: -0-


Item 5.	Ownership of Five Percent or Less of a Class.

            Not applicable.


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7.	Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on by the Parent Holding
            Company.

            Not applicable.


Item 8.	Identification and Classification of Members of the Group.

            Not applicable.


Item 9.	Notice of Dissolution of Group.

            Not applicable.


Item 10.	Certifications.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2003
(Date)


Douglas T. Breeden
(Name/Title)


EXHIBIT A

As of December 31, 2002 Smith Breeden Associates, Inc. held 191,090 shares of the Common Stock of First Capital, Inc. (the "Shares"). Douglas T. Breeden owned 54.46% of the voting stock of Smith Breeden Associates, and by virtue of this ownership owned and had control over the Shares. Individually, Douglas T. Breeden owned 25,282 Shares.